Mission Accomplished, Todd Pacific Shipyards
President to Seek New Challenges

VIA FACSIMILE                           CONTACT:  DACIA RICHARDSON
Total Pages - 2                                   SHAREHOLDER RELATIONS
                                                  206-623-1635 Ext. 106

SEATTLE, WASHINGTON...May 27, 2003...Roland H. "Rollie" Webb announced today his resignation as President and Chief Operating Officer of Todd Pacific Shipyards Corporation ("Todd"), saying he has accomplished his mission at Todd.

"Todd was the ultimate turnaround project," Webb said. "Ten years ago when I came here, the company had just emerged from bankruptcy. The first task was to convince ourselves and our customers that Todd had a future. Today that future is no longer in doubt. The company is on solid ground and it is time for me to look for new challenges."

Webb said he is leaving Todd in good hands with one of the strongest teams of department heads the company has ever had.

"They are a professional and dedicated bunch and I am very pleased to have worked with them," he said.

Todd Chairman and CEO Steve Welch thanked Webb for his dedicated service to Todd over the last decade. "Rollie's strong hands-on approach put Todd on the right track," Welch said. "He is a tireless worker who is committed to getting every project done on time. His contributions will be long remembered by those who worked with him here at Todd."

Welch said Webb's decision was not entirely unexpected after 10 years of day-to-day management of the shipyard and that work has been done to identify a likely successor. He said an announcement could be expected shortly. "Todd has a strong team thanks in large part to Rollie," Welch said. "I have every expectation that the transition will go smoothly and there will be no disruption to our customers."

Webb helped lead the return of the shipyard to financial stability through a change of focus from new ship construction to an emphasis on ship repair and maintenance. During Webb's tenure, Todd increased safety, boosted productivity, invested in training and streamlined
costs.   Welch said the Todd of today is committed to continuous
improvement.

Todd Pacific Shipyards Corporation is a wholly owned subsidiary of Todd Shipyards Corporation (NYSE symbol TOD). The company performs a substantial amount of repair and maintenance work on commercial and federal government vessels engaged in various seagoing trade activities in the Pacific Northwest. Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, the Alaska Marine Highway system, and other government units, plus cruise ships, U.S. flag cargo carries, fishing boats, tankers, tugs and barges.

Todd has operated a shipyard in Seattle since 1916 and currently employees more than 750 people.